Exhibit 99.1

James Hardie Industries plc
Level 3
22 Pitt Street
Sydney NSW 2000
Australia

T: +61 2 8845 3360
F: +61 2 9251 9805
Friday, 13th February 2015
GPO Box 3935
Sydney NSW 2001
Australia

The Manager

ASX Market Announcements

ASX

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam,

James Hardie will conduct a management briefing on its 3rd Quarter FY15 results on Friday 20 February 2015.

A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	9.00am (AEDT)

Dial in:	+61 2 8524 5042

Participant Passcode:	2177715

URL:	http://www.ir.jameshardie.com.au/jh/results_briefings.jsp

Yours faithfully,

SEAN O’SULLIVAN
VICE PRESIDENT - INVESTOR AND MEDIA RELATIONS

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Russell Chenu (Australia), Brian Anderson (USA),

David Harrison (USA), Alison Littley (United Kingdom), Donald McGauchie (Australia), James Osborne,

Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719